SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
IVAX CORPORATION
(Name of Subject Company (issuer))
IVAX CORPORATION (Issuer)
(Name of Filing Person (identifying status as offeror, issuer or other person))
4.5% Convertible Senior Subordinated Notes due 2008
(Title of Class of Securities)
CUSIP Nos. 465823 AG 7, 465823 AE 2, 465823 AF 9 and U4608RAB1
(CUSIP Number of Class of Securities)
Steven D. Rubin, Esq.
Senior Vice President, General Counsel and Secretary
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
(305) 789-3200
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$285,745,350	$33,632.23

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a change in control repurchase offer for the 4.5% Convertible Senior Subordinated Notes due 2008 pursuant to the applicable indenture, calculated as the sum of (a) $283,900,000, representing 100% of the principal amount of the notes outstanding, plus (b) $1,845,350, representing accrued and unpaid interest on the notes through January 6, 2006, the day prior to the currently anticipated repurchase date.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of May 4, 2001 (the “Indenture”) between IVAX Corporation (“IVAX”) and U.S. Bank Trust National Association, n/k/a U.S. Bank National Association, as trustee (the “Trustee”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by IVAX with respect to the right of each holder of IVAX’ 4.5% Convertible Senior Subordinated Notes due 2008 (the “Notes”) to sell to IVAX, and the obligation of IVAX to repurchase from each holder who exercises this right, the Notes pursuant to the terms and conditions of the Notice of a Change in Control and Offer to Purchase dated November 23, 2005 (as may be amended or supplemented from time to time, the “Offer to Purchase”) attached hereto as Exhibit (a)(1), the Indenture and the Notes (the “Offer”). A Change in Control (as defined in the Indenture) with respect to IVAX occurred on October 27, 2005 when the shareholders of IVAX approved the merger of IVAX with a wholly owned subsidiary of Teva Pharmaceutical Industries Ltd. (the “Merger”).
     The Offer will expire at 5:00 p.m., Eastern time, on Friday, December 23, 2005, unless extended or earlier terminated pursuant to a requirement of applicable law. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.
ITEM 1. SUMMARY TERM SHEET.
The information in the Offer to Purchase under the headings “Summary Term Sheet” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	Name and address. The issuer of the securities subject to the Offer to Purchase is IVAX Corporation, a Florida corporation. IVAX’ executive offices are located at 4400 Biscayne Boulevard, Miami, Florida 33137. IVAX’ telephone number is (305) 575-6000.

(b)	Securities. The subject class of securities is the Notes. The aggregate principal amount of the Notes outstanding is $283,900,000.

(c)	Trading market and price. There is no established trading market for the Notes. IVAX’ common stock underlying the Notes trades on the American Stock Exchange and the Warsaw Stock Exchange under the symbol “IVX” and the London Stock Exchange under the symbol “IVX.L.” The quarterly high and low trading prices for the underlying common stock is set forth in the Offer to Purchase under the heading “Price Range of Common Stock; Dividend” and is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a) Name and address. IVAX is the filing person. The business address and telephone number of IVAX are set forth under Item 2(a) above. The executive officers and directors of IVAX are: Phillip Frost, M.D., Chairman of the Board and Chief Executive Officer; Neil Flanzraich, Vice Chairman and President; Thomas E. Beier, Chief Financial Officer; Rafick G. Henein, Senior Vice President; Frank C. Condella, Jr., President, IVAX Pharmaceuticals Europe; Thomas E. McClary, Chief Accounting Officer; Mark Andrews, Director; Betty G. Amos, Director; Jack Fishman, Ph.D., Director; Jane Hsiao, Ph.D., Director and Vice Chairman Technical and Regulatory Affairs; David Lieberman, Director; Richard C. Pfenniger, Jr., Director; Bertram Pitt, Ph.D., Director; and Zachariah P. Zachariah, Director. The address for each of the executive officers and directors is the same as the address for IVAX.
ITEM 4. TERMS OF THE TRANSACTION.
(a) Material Terms.
(1) Tender Offers. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Acceptance of Notes for Payment,” “Expiration, Extension, Amendment, Termination or Withdrawal of the Offer,” “Procedures for Tendering Notes,” “Conditions of the Offer,” and “United States Federal Income Tax Consequences” is incorporated herein by reference.
(2) Mergers or Similar Transactions. Not applicable.
(b) Purchases. To the best knowledge of IVAX, IVAX will not purchase any Notes from any of its officers, directors or affiliates pursuant to the Offer to Purchase.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) Agreements involving the subject company’s securities.
     The Notes are governed by an Indenture, dated as of May 4, 2001, between IVAX Corporation and U.S. Bank Trust National Association, n/k/a U.S. Bank National Association, as trustee.
     In addition, IVAX is also party to the following additional agreements with respect to the securities of the Company:
     (1) The Agreement and Plan of Merger, dated July 25, 2005, by and among IVAX, Teva and two wholly owned subsidiaries of Teva, Ivory Acquisition Sub, Inc. and Ivory Acquisition Sub II, Inc., under which Ivory Acquisition Sub, Inc. will merge with and into IVAX and IVAX will survive the merger as a wholly owned subsidiary of Teva and will immediately thereafter merge with and into Ivory Acquisition Sub II, Inc. with Ivory Acquisition Sub II, Inc. continuing as the surviving corporation and a wholly owned subsidiary of Teva.
     (2) IVAX has adopted a shareholder rights plan which provides that the right to purchase from IVAX 1.1719 shares of IVAX’ common stock at a price of $9.60 per 1.1719 shares, subject to certain adjustments, is attached to each outstanding share of IVAX’ common stock. The description and terms of the rights are contained in that certain Rights Agreement dated December 29, 1997, between IVAX and ChaseMellon Shareholder Services, L.L.C, as amended on May 12, 2000.
     (3) IVAX is party to various other indentures, agreements and instruments relating to the debt securities of the Company, including convertible debt securities, each of which has been filed as an exhibit to the appropriate periodic report filed pursuant to the requirements of the Exchange Act and are incorporated by reference into the Offer to Purchase.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) Purposes. The information set forth in the Offer to Purchase under the headings “The Offer to Purchase” and “Summary Term Sheet” is incorporated herein by reference.
(b) Use of securities acquired. The Notes acquired in the transaction will be retired.
(c) Plans. Except as set forth in the Offer to Purchase and except for the Merger and the transactions contemplated in connection therewith, IVAX is not aware of any plans, proposals or negotiations that would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IVAX or any or all of its subsidiaries; (ii) a purchase, sale, or transfer of a material amount of assets of IVAX or any of its subsidiaries; (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of IVAX; (iv) any change in the present Board of Directors or management of IVAX; (v) any other material change in IVAX’ corporate structure or business; (vi) a class of equity security of IVAX being delisted from a national securities exchange; (vii) a class of equity security of IVAX becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (viii) the suspension of IVAX’ obligation to file reports pursuant to Section 15(d) of the Exchange Act; (ix) the acquisition by any person of any material amount of additional securities of IVAX or the disposition of securities of IVAX; or (x) any change in IVAX’ Articles of Incorporation, as amended, or By-Laws or any actions which could impede the acquisition of control of IVAX.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) Source of Funds. The information in the Offer to Purchase under the heading “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.
(b) Conditions. None
(c) Borrowed funds. None.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) Securities ownership. To the best knowledge of IVAX, none of the Notes are beneficially owned by directors, officers or affiliates of IVAX.

(b) Securities transactions. None.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Solicitations or recommendations. None.
ITEM 10. FINANCIAL STATEMENTS.
     IVAX does not believe it is required to include financial information due to the fact that this information is not material to holders of the Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, the offer is for all outstanding Notes and IVAX is a public reporting company that files reports electronically under the Exchange Act on EDGAR.
(b) Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a) Agreements, regulatory requirements and legal proceedings. None.
(b) Other material information. None.
ITEM 12. EXHIBITS.

(a)(1)	Notice of Change in Control and Offer to Purchase dated November 23, 2005.
(a)(5)(i)	Press Release dated November 23, 2005.
(a)(5)(ii)	Notice Published in The New York Times and The Wall Street Journal.
(d)(1)	Indenture dated May 4, 2001 by and between IVAX Corporation and U.S. Bank Trust National Association, as trustee (Incorporated by reference to IVAX Corporation’s Registration Statement on Form S-3 dated July 31, 2001.)
(d)(2)	Rights Agreement dated December 29, 1997, between IVAX Corporation and ChaseMellon Shareholder Services, L.L.C. (Incorporated by reference to IVAX Corporation’s Current Report on Form 8-K dated December 19, 1997).
(d)(3)	Amendment No. 1 dated May 12, 2000, to the Rights Agreement dated December 29, 1997, between IVAX Corporation and ChaseMellon Shareholder Services, L.L.C. (Incorporated by reference to IVAX Corporation’s Current Report on Form 8-K dated June 25, 2004).
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2005	IVAX CORPORATION
	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)	Notice of Change in Control and Offer to Purchase dated November 23, 2005.
(a)(5)(i)	Press Release dated November 23, 2005.
(a)(5)(ii)	Notice Published in The New York Times and The Wall Street Journal.